SECUR 05040858 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer (916) 859-4408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Wade Cooperman and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of December 31, 2004, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Wade Cooperman — Signature | 2/18/05 — Date

President
Title

Shane Mulron — Signature | 2/18/05 — Date

Chief Financial Officer
Title

Lori Ann Smith
Notary Public

LORI ANN SMITH
COMM. #1331780
Notary Public-California
SACRAMENTO COUNTY
My Comm. Exp. Nov 23, 2005

E*TRADE CLEARING LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA
Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of E*TRADE Clearing LLC:

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Clearing LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands)

ASSETS

Cash and cash equivalents	$	194,418
Cash required to be segregated under Federal or other regulations		423,260
Receivables from brokers, dealers and clearing organizations		688,286
Receivable from customers, less allowance for doubtful accounts of $1,872		2,088,104
Receivable from non-customers		7,703
Receivables from Parent and affiliated companies		109,441
Other assets		4,612
TOTAL	$	3,515,824

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Payables to brokers, dealers and clearing organizations	$	778,510
Payable to customers		2,244,485
Payable to non-customers		13,935
Payable to E*TRADE Securities		22,190
Payables to affiliated companies		5,039
Accounts payable, accrued and other liabilities		10,869
Total liabilities		3,075,028
COMMITMENTS AND CONTINGENCIES (Note 9)		
MEMBERS' EQUITY		440,796
TOTAL	$	3,515,824

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Clearing LLC (the "Company"), a limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE") and the NASD, Inc. (the "NASD"). The Company is a direct subsidiary of E*TRADE Brokerage Holdings, Inc. ("E*TRADE Brokerage Holdings"), a wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

Use of Estimates – The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes as of the period presented. Material estimates for which a change is reasonably possible in the near-term include: the allowance for doubtful accounts, estimates of effective tax rates, deferred taxes and tax valuation allowances. Actual results could differ from management's estimates.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Cash Required to be Segregated under Federal or Other Regulations – At December 31, 2004, the Company had interest-bearing cash deposits of $423,260,000 maintained in special reserve bank accounts for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Receivable from and Payable to Customers – Customer securities transaction are recorded on a settlement date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers – Receivables from broker and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), deposits paid for securities borrowed, margin deposits and net receivables arising from unsettled trades. Payable to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive"), deposits received for securities loaned and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Estimated Fair-Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes – Prior to November 1, 2004 the Company was not subject to federal income tax as a LLC's federal taxable income is allocated to its members for inclusion in the members' respective tax returns. As a result, E*TRADE Brokerage Holdings will include the income from the Company in its tax return up until November 1, 2004. On November 1, 2004, the Company elected to be taxed as a C Corporation and is included in the consolidated federal tax return of the Parent. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the statement of financial condition date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

New Accounting Standards – In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), *Share-Based Payment*. This Statement supercedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The most significant change resulting from this Statement is the requirement for public companies to expense employee share-based payments under fair value methods as originally introduced in SFAS No. 123. This Statement is effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Parent and the Company will adopt this Statement effective July 1, 2005. The Company expects the adoption will have a material impact to its statement of operations due to expensing employee stock options which are granted to the Company's employees by the Parent. The Company is currently evaluating the impact to its earnings for the last six months of 2005.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivable:	
Deposits paid for securities borrowed	$ 598,704
Settlement and deposits with clearing organizations	60,998
Securities failed to deliver	11,762
Other	16,822
Total	$ 688,286
Payable:	
Deposits received for securities loaned	$ 725,727
Settlement with clearing organizations	13,639
Securities failed to receive	10,604
Other	28,540
Total	$ 778,510

3. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS AND NON-CUSTOMERS

Receivable from customers of $2,088,104,000, net of allowance for doubtful accounts of $1,872,000, primarily represents credit extended to customers to finance their purchases of securities on margin. Receivable from non-customers of $7,703,000 primarily represents credit extended to principal officers and directors of the Company to finance their purchases of securities on margin. Securities owned by customers and non-customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payable to customers of $2,244,485,000 primarily consists of free credit balances and other customer funds pending completion of securities transactions. Interest is paid on certain customer credit balances as directed by the introducing broker-dealers.

Payable to non-customers of $13,935,000 primarily consists of free credit balances and funds pending completion of securities transactions of which $13,677,000 was payable to proprietary accounts of introducing broker-dealers ("PAIB"), $239,000 was payable to executing prime brokers and $19,000 was payable to principal officers and directors of the Company. Interest is paid on certain non-customer credit balances as directed by the introducing broker-dealers.

4. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's stock loan program. The Company also maintains financing facilities with banks totaling $400,000,000 to finance margin lending. At December 31, 2004, there were no amounts outstanding under these facilities.

The Company has a $100,000,000 unsecured line of credit with a wholly-owned subsidiary of the Parent for working capital purposes. In August 2004, this line of credit was temporarily increased to $200,000,000 to facilitate the movement of certain customer balances to sweep deposit accounts (see Note 5). At December 31, 2004, there were no amounts outstanding under this line of credit.

5. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Parent charges the Company for these services on a per securities transaction basis for trades processed by the Company.

The Company executes and clears trades on a fully disclosed basis for E*TRADE Securities. The Company charges E*TRADE Securities for these services. In addition, as compensation for its services and to cover its costs incurred, the Company earns interest from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and generally remits such amounts to E*TRADE Securities within thirty days. At December 31, 2004, the amount payable to E*TRADE Securities of $22,190,000 represents the December 2004 collections.

The Company began executing and clearing trades on a fully disclosed basis for E*TRADE Professional Trading, LLC ("E*TRADE Professional Trading") on October 6, 2004. The Company also began executing and clearing trades for E*TRADE Professional Securities, LLC ("E*TRADE Professional Securities") on October 6, 2004.

The Company directs equity security orders to a number of market-makers and market centers for execution, including E*TRADE Capital Markets-Execution Services, LLC (formerly known as Dempsey & Company, LLC) and GVR Company, LLC, affiliated market-makers indirectly wholly owned by the Parent, for which the Company receives payments, which are passed on to introducing broker-dealers.

E*TRADE Securities offers a sweep product, the Sweep Deposit Account ("SDA"), that transfers certain customer balances to E*TRADE Bank (the "Bank"), an indirectly wholly owned subsidiary of the Parent. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank also pays the Company a fee based on the average SDA balance at a negotiated rate that approximates market, a portion of which is remitted to E*TRADE Securities in accordance with its clearing agreement with the Company.

On October 6, 2004, the Company entered into a Joint Back Office ("JBO") arrangement with E*TRADE Professional Securities. As part of this arrangement the Company sold a Preferred Membership Interest to E*TRADE Professional Securities for $10,000. This membership interest does not have any voting rights, profit distribution rights or stated return.

At December 31, 2004, the Company had a receivable from the Parent and affiliates of $109,441,000 of which $84,582,000 was due from the Parent and $24,859,000 was due from affiliated companies. In addition, the Company had a payable to affiliated companies of $5,039,000 at December 31, 2004.

6. INCOME TAXES

The Company was a LLC from January 1, 2004 to October 31, 2004. As such during this time, it was not subject to income taxes as a LLC's federal taxable income is allocated to its members for inclusion in the members' respective tax returns. As a result, E*TRADE Brokerage Holdings will include the income from the Company in its tax return for the period from January 1, 2004 to October 31, 2004. The Company may still be subject to income or franchise taxes in certain states that impose taxes on a LLC.

The Company made a check-the-box election on November 1, 2004 to be taxed as an association taxable as a corporation. Thus, from November 1, 2004 to December 31, 2004, the Company must accrue and pay federal and state taxes based on its income.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax assets (included in other assets in the statement of financial condition) are as follows (in thousands):

Deferred tax assets:	
State net operating loss carryforwards	$ 1,192
Capitalized research and development	753
Reserves and allowances	805
Other	26
Total deferred tax assets	$ 2,776
Deferred tax liabilities-	
Other	$ (320)
Net deferred tax assets	$ 2,456

7. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

Stock Purchase and Stock Option Plans

Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2004, there were options outstanding to purchase 13,428,000 shares of the Parent's common stock at exercise prices ranging from $2.12 to $58.19 with a weighted average price of $9.37 and 23,037,000 shares were available for future grants. During the year ended December 31, 2004, options to purchase 2,894,000 shares of the Parent's common stock at a weighted average price of $11.37 were granted to Company employees.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NYSE, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004 the Company had net capital of $303,070,000 (12.5% of aggregate debit balances) which was $254,679,000 in excess of its required net capital of $48,391,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Parent leases office space and furniture under noncancelable operating leases through 2014. Such lease commitments are allocated by the Parent based on the percentage of total office space occupied by the Company. The Company's portion of future rental commitments is estimated as follows (in thousands):

Year ending December 31,	
2005	$ 991
2006	980
2007	959
2008	903
2009	874
Thereafter	778
Total	$ 5,485

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, the NASD or the NYSE by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Management does not believe the outcome of these matters will have a material adverse impact on the Company's financial position.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2004, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $3,450,000,000, which it can sell or repledge. Of this amount, $1,089,000,000 had been pledged or sold at December 31, 2004, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

* * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 28, 2005

E*TRADE Clearing LLC
135 E. 57th Street
New York, NY 10022

Dear Sirs,

In planning and performing our audit of the financial statements of E*TRADE Clearing LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of, management, the members, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the NASD, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP